# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anterix Inc., CIK 0001304492
CUSIP: 03676C100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 GARRET MOUNTAIN PLAZA, SUITE 401, WOODLAND PARK, New Jersey (NJ), 07424
Date of event which requires filing of this statement: 06/25/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-24-006867
Filed by CIK 0001313756
Persons authorized to receive notices and communications: Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Owl Creek Asset Management, L.P. (CIK 0001313756): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,411,776; sole dispositive power 0; shared dispositive power 5,411,776; aggregate amount beneficially owned 5,411,776 (27.7% of the class)
- Jeffrey A. Altman (CIK 0001269751): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 139,908; shared voting power 5,411,776; sole dispositive power 139,908; shared dispositive power 5,411,776; aggregate amount beneficially owned 5,551,684 (28.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Includes a total of (i) 15,416 vested and unvested restricted stock awards held by Mr. Altman and (ii) 124,492 shares of Common Stock directly held by Mr. Altman.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Anterix Inc.
Address of issuer's principal executive offices: 3 GARRET MOUNTAIN PLAZA, SUITE 401, WOODLAND PARK, New Jersey (NJ), 07424
Comment: The following constitutes Amendment No. 8 to the Schedule 13D ("Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 3 and 5(a)-(c) as set forth below. This Amendment No. 8 is being filed to report a decrease in the percentage of the shares of Common Stock beneficially owned by the Reporting Persons, which decrease resulted solely from an increase in the number of outstanding shares of Common Stock reported by the Issuer.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

Mr. Altman holds a total of 15,416 vested and unvested restricted stock awards received in consideration for his services on the board of directors of the Issuer. Mr. Altman may be deemed to hold his stock awards for the benefit of the Owl Creek Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The number of shares of Common Stock beneficially owned by the Reporting Persons is unchanged since the Reporting Persons' most recent filing on Form 4, filed with the Securities and Exchange Commission on August 7, 2025. The decrease in the percentage of the shares of Common Stock beneficially owned by the Reporting Persons resulted solely from an increase in the number of outstanding shares of Common Stock reported by the Issuer. The percentages used in this Schedule 13D are calculated based upon 19,506,240 shares of Common Stock outstanding, which is the sum of (i) 19,498,473 shares of Common Stock outstanding as of June 19, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 2026, filed with the Securities and Exchange Commission on June 25, 2026 and (ii) 7,767 shares of Common Stock underlying the unvested restricted stock awards reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Signatures
- Owl Creek Asset Management, L.P.: /s/ Jeffrey A. Altman, By: Owl Creek GP, L.L.C., General Partner, By: Jeffrey A. Altman, Managing Member (07/08/2026)
- Jeffrey A. Altman: /s/ Jeffrey A. Altman, Jeffrey A. Altman, individually (07/08/2026)